1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 15, 2006

For the month of January 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2/16/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on January 25, 2006: To announce related materials on acquisition of Epitech Technology Corp. common shares

99.2	Announcement on January 26, 2006: To update related materials on acquisition of Epitech Technology Corp. common shares on 2006/1/25

99.3	Announcement on February 6, 2006: To announce related materials on disposal of the common shares of Samson Holding Ltd

99.4	Announcement on February 9, 2006: January Revenue

99.5	Announcement on February 10, 2006: To announce related materials on acquisition of facilities and equipment

99.6	Announcement on February 14, 2006: UMC announced its unconsolidated operating results for the forth quarter of 2005

99.7	Announcement on February 15, 2006: UMC replaces the securities dealing institute

99.8	Announcement on February 15, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on acquisition of Epitech Technology Corp. common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of Epitech Technology Corp.

2.	Date of occurrence of the event: 2006/01/19~2006/01/25

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 18,491,944 shares; average unit price: $22 NTD; total amount: $406,822,768 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Epitech Technology Corp.; investment evaluated by fair price method, available for sale

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: $62,117,440 NTD on 2006/01/19 $344,705,328 NTD on 2006/01/25

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 42,221,421 shares; amount: $904,116,843 NTD; percentage of holdings: 11.56%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 12.80%; ratio of shareholder’s equity: 15.46%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

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13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction? no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.2

To update related materials on acquisition of Epitech Technology Corp. common shares on 2006/1/25

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of Epitech Technology Corp.

2.	Date of occurrence of the event: 2006/01/19~2006/01/25

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 13,491,944 shares; average unit price: $22 NTD; total amount: $ 296,822,768 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Epitech Technology Corp.; investment evaluated by fair price method, available for sale

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: $62,117,440 NTD on 2006/01/19 $234,705,328 NTD on 2006/01/25

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 37,221,421 shares; amount: $ 794,116,843 NTD; percentage of holdings: 10.19%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 12.80%; ratio of shareholder’s equity: 15.46%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

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13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction? no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.3

To announce related materials on disposal of the common shares of Samson Holding Ltd

1.	Name of the securities: Common shares of Samson Holding Ltd

2.	Trading date: 2006/01/09~2006/02/06

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 19,682,000 shares; Unit price: $3.77 HKD total amount: $74,243,878 HKD, approximately $305,803,241 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 68,522,953 NTD

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 4,000,000 shares; amount: $48,220,418 NTD; percentage of holdings: 0.14%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 8.19% ratio of shareholder’s equity: 9.89%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.4

United Microelectronics Corporation

February 9, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2005

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
January	Invoice amount	7,517,874	7,403,822	114,052	1.54%
2006	Invoice amount	7,517,874	7,403,822	114,052	1.54%
January	Net sales	8,407,421	7,137,916	1,269,505	17.79%
2006	Net sales	8,407,421	7,137,916	1,269,505	17.79%

2) Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,589,407
UMC’s subsidiaries		22,708	565,680

3) Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	-49,920	2,881,840	79,178,813
UMC’s subsidiaries	0	0	7,520,546
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	15,000,000
Net Profit from Fair Value	0	(744,920)
Written-off Trading Contracts	0
Realized profit (loss)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	974,784
Net Profit from Market Value	10,648
Written-off Trading Contracts	0
Realized profit (loss)	0

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Exhibit 99.5

To announce related materials on acquisition of facilities and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Facilities and equipment

2.	Date of the occurrence of the event: 2005/05/23~2006/02/09

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 7; average unit price: $100,653,742 NTD; total transaction price: $704,576,191 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): I-Shin Construction Co.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.6

UMC announced its unconsolidated operating results for the forth quarter of 2005

1.	Date of occurrence of the event: 2006/02/14

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the forth quarter of 2005. Year-over-year revenue decreased by 2.7% to NT$27.47 billion from NT$28.23 billion, and a 16.5% QoQ increase from NT$23.58 billion in 3Q05. The net income is NT$3.04 billion, increase 40.6% from NT$2.16 billion in 3Q05. The EPS for the forth quarter in 2005 was NT$0.16. The operating income for 2005 is NT$90.78 billion.

Wafer shipments in the forth quarter were 810 thousand 8-inch equivalent wafers, which increased 9.3% compared to 3Q05. The utilization rate for the quarter was 86%. The blended average selling price (ASP) rose 2% in US dollar terms during 4Q05 due to increasing demand for advanced process technologies. The percentage of revenue from advanced 90nm business increased to 15%, and is 11% of revenue in 2005. Revenue from the communication segment increased to 54% of total revenue in 4Q05 from 47% in 3Q05.

“We are pleased to report another quarter of sequential growth,” said UMC Chairman and CEO, Dr. Jackson Hu. “Increased demand for wireless communication products, PC chipsets and LCD drivers in the computer segment was the key driver for the growth. Higher shipments of leading-edge technologies were also a primary reason for the 2% sequential increase in blended ASP. As a result, our Q4 revenue grew 16.5% and gross profit increased 68.3% sequentially.”

Dr. Hu continued, “Many of you may already know that the UMC Board of Directors elected me to the position of Chairman at their last meeting following the resignation of former UMC Chairman Bob Tsao and former vice Chairman John Hsuan on January 9. I would like to take this opportunity to comment on my vision of UMC’s direction going forward.”

“In order to best leverage Taiwan’s unique environment and business culture, UMC will reinvent itself in the spirit of a start-up company. The attributes of a start-up company include solid execution, a low profile attitude, a strong focus on customer satisfaction, and the ability to quickly deliver the technologies and services that customers require. We are fully prepared to use the considerable financial strength that we have accumulated over the years to fund aggressive research and development programs, expand production capacity, and retain and hire the best people in the industry.”

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“We will focus on our core operations, making a complete effort to maintain and further strengthen our technological leadership, and continue to improve our foundry service model. UMC has an excellent team, and over the last two years we have seen great improvement in many areas including the development of advanced process technologies, the enhancement of production efficiency, the expansion of our customer base, and the development of intellectual property. I am extremely proud of the accomplishments of UMC’s world-class team, and you can expect to see a positive impact on our operating results in the near future.”

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

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Exhibit 99.7

Change for the Company’s Independent Accountant

1.	Date of occurrence of the event: 2006/02/15

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

Starting from March 15, 2006, UMC’s securities dealing institute is replaced to Horizon Securities.

Any securities related operation such as, stocks settlement, stock/cash dividends, address update, lost announcement, setting/cancelling pledges, chops update etc., can be handled at 3F 236 Hsin-I Rd. Sec. 4, Taipei, Taiwan. TEL: (02)7719-8899.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

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Exhibit 99.8

United Microelectronics Corporation

For the month of January, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of January, 2006.

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of December 31, 2005	Number of shares held as of January 31, 2006	Changes
Vice President	S W Sun	15,259,330	15,253,330	(6,000)

Note: Dividends transferred to beneficiaries of trust accounts

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of December 31, 2005	Number of shares pledge as of January 31, 2006	Changes
—	—	—	—	—

3) The acquisition assets (NT$ Thousand)

Description of assets	January	2006
Semiconductor Manufacturing Equipment	2,603,124	2,603,124
Fixed assets	0	0

4) The disposition of assets (NT$ Thousand)

Description of assets	January	2006
Semiconductor Manufacturing Equipment	18,908	18,908
Fixed assets	0	0